UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 14, 2006

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 14, 2006

* Print the name and title of the signing officer under his signature
------

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ TO BEGIN TRADING ON THE JSE

December 14, 2006, Vancouver BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO) is pleased to announce that effective upon commencement of trading on Tuesday, December 19, 2006, the common shares of the Company will be listed for trading on the Johannesburg Stock Exchange Limited ("JSE") under the trading symbol of "ARQ". The Company will also retain its primary listing on the TSX Venture Exchange ("TSXV") and secondary listing on the American Stock Exchange ("AMEX").

A Pre-Listing Statement was prepared in terms of the Listings Requirements of the JSE in order for Anooraq to secure a secondary listing of its entire issued share capital on the JSE. This release is not an invitation to the public to subscribe for or an offer to the public to purchase Anooraq common shares, but is issued for the purpose of giving information to the public with regard to Anooraq. Anooraq has undertaken that it will comply in full with the JSE Listings Requirements from the date of listing on an ongoing basis, except where such requirements are in direct contravention of any applicable Canadian legislation or regulation.

1. Introduction

Anooraq is in the business of acquiring, exploring and developing prospective platinum group metals ("PGM") properties. The Company's projects are all situated on the Bushveld Complex, a geological region internationally recognized for its PGM and chromitite deposits, located in the North West Limpopo, Mpumalanga and Gauteng Provinces of South Africa. Anooraq's wholly-owned South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau Resources"), holds the Company's properties and conducts the Company's operations in South Africa.

Anooraq has been positioned as the first Black Economic Empowerment company with a primary listing on a North American stock exchange, namely the TSXV, with a secondary listing on AMEX. Once certain of its project initiatives have been developed to the appropriate levels, it is Anooraq's intention to migrate its Canadian listing to the Toronto Stock Exchange ("TSX").

Anooraq's two primary projects, being the Ga-Phasha Project, a project on the eastern limb of the Bushveld Complex, and the Boikgantsho Joint Venture ("Boikgantsho JV"), a project on the northern limb of the Bushveld Complex, are both being undertaken under joint ventures with Anglo Platinum Limited ("Anglo Platinum"). The Ga-Phasha Project was acquired pursuant to the Pelawan Reverse Take-Over ("RTO") Share Exchange Agreement, which is fully described in below.

During 2005, the Company's principal focus was the completion of its advanced drilling programs and associated studies at the Ga-Phasha Project and the Boikgantsho JV. Technical programs at both of these projects continue in order to determine how best to optimally exploit the underlying mineral resources.

The JSE has granted approval for this secondary listing by way of an introduction of all Anooraq common shares, in the "Mining - Platinum and Precious Metals" sector of the JSE, under the abbreviated name "Anooraq", with effect from the commencement of trading on December 19, 2006 ("date of listing").

At the date of listing, the authorized share capital of Anooraq will comprise an unlimited number of common shares of no par value. The issued share capital of Anooraq will comprise 148,220,407 common shares of no par value. At the last practicable date, being November 30, 2006 Anooraq had a market capitalization of C$194,168,733 which is the equivalent of R 1,217,806,877 at an exchange rate of C$1:R6.2719.

2. Incorporation and Group Structure of Anooraq

Anooraq was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the British Columbia Business Corporations Act on June 11, 2004, on which date the Company altered its Notice of Articles to change it authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

3. Prospects of Anooraq and purpose of the listing on the JSE

Anooraq has a long-term objective of becoming a significant PGM producer in South Africa, through organic grown and project acquisitions, either as a stand-alone producer or through joint ventures with other producers.

In line with this objective, Anooraq is currently pursuing two exploration PGM projects in South Africa, the Ga-Phasha and Boikgantsho JV where the preparation of pre-feasibility studies, including associated drilling, will continue during 2007 in order to move the projects forward. Furthermore, Anooraq continuously evaluates co-operation opportunities with various entities, which may or may not lead to corporate action in the future.

The main purposes of the listing on the JSE are to:
-          enhance potential investors' awareness of Anooraq;
-          facilitate direct investment in Anooraq by South African investors;
-          provide Anooraq with another potential source of capital, including the use of common shares as acquisition currency;
-          provide investors with an additional market for trading Anooraq common shares; and
-          comply with the South African Reserve Bank ("SARB") requirement that Anooraq list on the JSE on or about 30             September 2006, which deadline was extended until December 31, 2006.

4. Pelawan RTO Share Exchange Agreement

On January 21, 2004 Anooraq and Pelawan Investments (Proprietary) Limited ("Pelawan") entered into a share exchange agreement, as amended by addenda dated September 20, 2004 and November 11, 2005 ("the Pelawan RTO Share Exchange Agreement"), pursuant to which Pelawan transferred its shareholdings in Micawber 277 (Proprietary) Limited ("Micawber") to Plateau Resources and assigned to Plateau Resources its participation interest in the joint venture with Rustenburg Platinum Mines Limited ("RPM"), a wholly-owned subsidiary of Anglo Platinum, in respect of the Ga-Phasha Project. This was in consideration of Anooraq issuing 91.2 million common shares in its capital to Pelawan and making a cash payment to Pelawan of R15.7 million. Pursuant to the terms of the Pelawan RTO Share Exchange Agreement, all common shares held by Pelawan in Anooraq, except for 7.9 million common shares discussed below, are to be retained in escrow or lock-up until the earlier of September 29, 2010 or twelve months after the commencement of commercial production at the Ga-Phasha Project and the Boikgantsho JV. Pelawan must also at all future times be owned 100% by historically disadvantaged persons and is required by the SARB at all material times in the future to hold at least 52% if the issued shares of the Company.

On March 28, 2005 Pelawan sold 7.9 million of the Anooraq common shares it was permitted to sell under the Pelawan RTO Share Exchange Agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust.

Potential investors are advised to familiarize themselves with the possible dilution that could take place pursuant to the conclusion of the Pelawan RTO Share Exchange Agreement. Details of the possible dilution are included in the Pre-Listing Statement, dated December 13, 2006, copies of which are available as set out in paragraph 6 below.

5. Controlling Shareholders

Pursuant to the Pelawan RTO Share Exchange Agreement, Pelawan, through the Pelawan Trust, is the controlling shareholder of Anooraq with a 56.25% shareholding in the Company. The sole beneficiary of the Pelawan Trust is Pelawan. The only directors of Anooraq who have interests in Pelawan are Harold Motaung and Tumelo Motsisi, whose indirect shareholdings in the Company are 3.9% and 6.7% of the issued shares, respectively.

There will be no change in the controlling shareholder of Anooraq as a result of Anooraq listing on the JSE.

6. Copies of the Pre-Listing Statement

Further details are provided in the Pre-Listing Statement. English copies of the Pre-Listing Statement can be obtained during normal business hours between 08:00 and 17:00 from Friday, December 15, 2006 to Friday, January 19, 2007 from the Company's website at www.anooraqresources.com and the following addresses:

-          Anooraq Resources Corporation, 1st Floor Wierda Road West, Wierda Valley, Sandton, 2196; and
-          Nedbank Capital Corporate Finance, 3rd Floor Corporate Place, 135 Rivonia Road, Sandown, 2196.

Issued on behalf of the Board of Directors by

Tumelo Motsisi
Managing Director and Deputy CEO

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact:

Investor Services Vancouver, Canada Phone: (604) 684-6365 Toll free: (within North America) 1-800-667-2114	Phumzile Langeni Executive Director, Investor Relations Johannesburg, South Africa Phone: +2711 883 0831 or +2783 745 5834

No regulatory authority has approved or disapproved of the contents of this press release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, geopolitical uncertainty and political and economic instability the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.